FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2013

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ SHOICHI AOKI
Shoichi Aoki
Director,
Managing Executive Officer and
General Manager of
Corporate Financial and Business Systems
Administration Group

Date: February 27, 2013

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	English translation of changes in Representative Directors filed with the Kanto Local Finance Bureau of the Ministry of Finance (“Rinji-houkokusho”)

English translation of changes in Representative Directors filed with the Kanto Local Finance Bureau of the Ministry of Finance (“Rinji-houkokusho”)

1. Reason for Filing

To report the appointment of new Representative Directors of Kyocera Corporation at the meeting of the Board of Directors held on February 27, 2013, in accordance with Paragraph 4 of Article 24-5 of the Financial Instruments and Exchange Law and Sub-Paragraph 9 of Paragraph 2 of Article 19 of the Cabinet Office Ordinance relating to Disclosure of Corporation.

2. Matters Reported

1) Effective date of changes in Representative Directors

April 1, 2013

2) New Representative Director

Name (Date of birth)	New position as Director	New position as Executive Officer	Former position as Director	Former position as Executive Officer	Shares of Kyocera Corporation owned as of September 30, 2012 (in thousands)	Summary of the professional history
Goro Yamaguchi (January 21, 1956)	President and Representative Director	President and Executive Officer	Director	Managing Executive Officer General Manager of Corporate Semiconductor Components Group	8	March 1978	Joined Kyocera Corporation
						June 2003	Executive Officer
						June 2005	Senior Executive Officer
						April 2009	Managing Executive Officer [to present] General Manager of Corporate Semiconductor Components Group [to present]
						June 2009	Director of Kyocera Corporation [to present]
						May 2012	Representative Director and Chairman and President in Kyocera Korea Co., Ltd. [to present]

Effective as of April 1, 2013, Tetsuo Kuba, President and Representative Director at present, will become Chairman of the Board and Representative Director, and Tatsumi Maeda, Vice President and Representative Director at present, will become Vice Chairman of the Board and Representative Director.

3) Retiring Representative Director

Name (Date of birth)	New position as Director	New position as Executive Officer	Former position as Director	Former position as Executive Officer	Shares of Kyocera Corporation owned as of September 30, 2012 (in thousands)
Makoto Kawamura (August 13, 1949)	Advisor and Director	—	Chairman of the Board and Representative Director	—	4

Makoto Kawamura is scheduled to resign from the Board of Director at the annual general meeting of shareholders to be held in June 2013.